October 24, 2006

VIA EDGAR

Securities & Exchange Commission

Division of Investment Management

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Dodge & Cox Funds

File No. 811-173

Fidelity Bond

Pursuant to Rule 17g-1(g)(1) of the Investment Company Act of 1940, the following documents are enclosed (or statements are made) concerning the fidelity bond coverage for Dodge & Cox Funds (the “Funds”, consisting of four separate series: Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund, and Dodge & Cox Income Fund):

1.	A copy of the Funds’ fidelity bond (Investment Company Blanket Bond) issued by ICI Mutual Insurance Company in the amount of $40,000,000 (attached as Exhibit A), which was received by the Funds on October 17, 2006.

2.	A copy of the resolution adopted by the Funds’ Board of Trustees, including all of the Trustees who are not “interested persons” of the Trust, approving the bond and joint insured agreement (attached as Exhibit B).

3.	The policy is a joint insured bond which names both Dodge & Cox, Inc. and the Funds. Had the Funds not been named as insured under a joint insured bond, the Funds would have provided and maintained single insured bonds in the following amounts:

Dodge & Cox Stock Fund:	$6,500,000
Dodge & Cox International Stock Fund:	$6,500,000
Dodge & Cox Balanced Fund:	$6,500,000
Dodge & Cox Income Fund:	$6,500,000

4.	The fidelity bond was prepaid for a term of one year beginning September 30, 2006.

5.	A copy of the latest joint insured agreement dated September 30, 2006 (attached as Exhibit C).

Very truly yours,

DODGE & COX FUNDS

/s/ John M. Loll
John M. Loll
Treasurer